SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                              ------------

                             SCHEDULE 13E-3

                             (RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
                    OF 1934 AND RULE 13e-3 THEREUNDER

 RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                          EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 3)

                      KLLM TRANSPORT SERVICES, INC.
                          (Name of the Issuer)
                               ----------
                      KLLM TRANSPORT SERVICES, INC.
                  (Name of Person(s) Filing Statement)

                 COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     (Title of Class of Securities)

                                482498102
                  (CUSIP Number of Class of Securities)
                               ----------

                          WILLIAM J. LILES, III
                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      KLLM TRANSPORT SERVICES, INC.
                           135 RIVERVIEW DRIVE
                       RICHLAND, MISSISSIPPI 39218
                             (601) 939-2545
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             WITH COPIES TO:
                           DIONNE M. ROUSSEAU
      JONES, WALKER, WAECHTER, POITEVANT, CARRERE & DENEGRE, L.L.P.
                    201 ST. CHARLES AVENUE, FLOOR 51
                         NEW ORLEANS, LA  70170
                             (504) 582-8000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is  filed  in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c  [x]  A tender offer.

d  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [x]


                        CALCULATION OF FILING FEE

=========================================================================
                TRANSACTION
                 VALUATION*                   AMOUNT OF FILING FEE
-------------------------------------------------------------------------

                $27,485,558                          $5,498
=========================================================================

     * Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. As of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as
amended,   equals  1/50th  of  the  one  percent  of  the  value  of  the transaction.

[ ]Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,498             Filing Party: High Road Acquisition Corp.
Form or Registration No.: Schedule TO      Date Filed: June 2, 2000

=========================================================================

     This Amendment No. 3, which is the final amendment to the Statement on Schedule 13e-3 filed by KLLM Transport Services, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") on June 23, 2000, as amended June 30, 2000 and July 7, 2000, relates to the tender offer being made by High Road Acquisition Subsidiary Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of High Road Acquisition Corp., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock of the Company at a purchase price of $8.05 per share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, (the "Offer Price") upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 2, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to
Purchase, constitutes the "High Road Offer"). The High Road Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Commission on June 2, 2000, as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 filed with the Commission on June 3, 2000, June 26, 2000, June 28, 2000, July 7, 2000 and July 12, 2000,
respectively. The High Road Offer is being made in accordance with the Plan and Agreement of Merger, dated as of May 25, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), a copy of which is attached as Exhibit (e)(1) to the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), filed by the Company with the Commission on June 2, 2000, and which is incorporated herein by reference. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than Shares owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiary, which shares will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $8.05 in cash, without interest.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

     ITEMS 1, 4 AND 11.

     Items 1, 4 and 11 are hereby amended and supplemented to add the following:

     The subsequent offering period for the Offer expired at 5:00 p.m., New York City time on Tuesday, July 18, 2000, at which time approximately 3,297,869 shares were validly tendered. The tendered Shares, together with the 689,123 shares acquired by Parent from Mr. Liles and familial trusts of Mr. Liles, represent approximately 97% of the outstanding shares of the Company's outstanding capital stock.

     Pursuant to the Merger Agreement, Purchaser will be merged with and into the Company. The Company will be the surviving corporation in the Merger, and Parent will be the sole stockholder of the Company. As a result of Purchaser obtaining more than 90% of the Shares, Parent is able to effect the Merger pursuant to Section 253 of the DGCL without prior notice to, or any action by, any other Stockholder of the Company. Upon the closing of the Merger, Stockholders of the Company who did not tender their Shares in the Offer, other than those who properly assert appraisal rights under Delaware law, will receive the same price paid during the
Offer: $8.05 per share, net to the seller in cash, without interest. The Merger is expected to close in July of this year.

                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /S/ WILLIAM J. LILES, III
                              -------------------------------------
                                      (Signature)

                              William J. Liles, III, President and
                              Chief Executive Officer

                              July 19, 2000